Control4 Corporation

11734 S. Election Road

Salt Lake City, Utah 84020

VIA EDGAR AND FACSIMILE

July 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention:  Russell Mancuso, Branch Chief

Re:	Control4 Corporation
Acceleration Request for Registration Statement on Form S-1
File No. 333-189736

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Control4 Corporation (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 1, 2013, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.  Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Rick Kline at (650) 752-3139.  We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Rick Kline, by facsimile to (650) 471-6060.

In connection with the foregoing, the Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Rick Kline of Goodwin Procter LLP at (650) 752-3139.

Sincerely,

CONTROL4 CORPORATION

/s/ Greg Bishop
Greg Bishop
General Counsel, Chief Compliance Officer and Secretary

cc:	Martin Plaehn, Control4 Corporation
Dan Strong, Control4 Corporation
William J. Schnoor, Goodwin Procter LLP
Richard A. Kline, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP